SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              ------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               (Amendment No. 2)

                              LENNAR CORPORATION
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                               (Name of issuer)


                             CLASS B COMMON STOCK
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                        (Title of class of securities)


                                   526057104
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                                (CUSIP number)


       LEONARD MILLER, 700 NORTHWEST 107TH AVENUE, MIAMI, FLORIDA 33172
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(Name, address and telephone number of person authorized to receive notices and communications)

                              SEPTEMBER 13, 1996
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            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box
<square>.

     Check  the  following  box  if  a  fee is being paid  with  the  statement
<square>.  (A fee is not required only if  the  reporting  person:   (1)  has a
previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

           NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.


                  (Continued on following pages)

                        (Page 1 of 5 Pages)

CUSIP No.  525057104                                        PAGE 2 OF 5 PAGES



1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               MFA Limited Partnership

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                             (a) <square>
                                                                                        (b) <checked-box>

3       SEC USE ONLY

4       SOURCE OF FUNDS{*}
               00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            <square>

6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware



    NUMBER OF        7      SOLE VOTING POWER
                                  5,444,130
     SHARES
                     8      SHARED VOTING POWER
  BENEFICIALLY                    0

    OWNED BY         9      SOLE DISPOSITIVE POWER
                                  5,444,130
      EACH
                    10      SHARED DISPOSITIVE POWER
   REPORTING                         0

  PERSON WITH

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,444,130

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}            <square>

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        17.36% of Common Stock

14      TYPE OF REPORTING PERSON*
               PN


                                  {*}SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  525057104                                     PAGE 3 OF 5 PAGES


     This Amendment No. 2 to the Schedule 13D originally filed on December 29, 1994 by MFA Limited Partnership amends the following Items of that
Schedule 13D as follows:

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     Sections a) and b) of this Item are amended to state the following:

     a) The Partnership owns 5,444,130 shares of Class B Common Stock, which are convertible into 5,444,130 shares of Common Stock, which would be equal to 17.36% of the Common Stock.

     The Corporation has a 5% interest in the Partnership and as a result is deemed to have an indirect interest in 5% of the 5,444,130 shares of Common Stock issuable upon conversion of the Class B Common Stock held by the Partnership. The Corporation also has an indirect interest in 225,000 shares of Common Stock held by LMM Family
     Partnership, L.P. ("LMM"), of which the Corporation is the sole general partner and in which the Corporation has a 5% interest. Therefore, the Corporation has an indirect interest in 497,206 shares of Common Stock, which would be equal to 1.88% of the Common Stock.

     Leonard Miller, as the sole shareholder of the Corporation, has a 100% interest in the Corporation's 5% interest in the 5,444,130 shares of Common Stock issuable upon conversion of the Class B Common Stock. In addition, Mr. Miller, as a limited partner of the Partnership, has a 94%, and his wife has the remaining 1%, pecuniary interest in the 5,444,130 shares of Common Stock issuable upon conversion of the Class B Common Stock held by the Partnership. Therefore, Mr. Miller is deemed to be the beneficial owner of the entire 5,445,130 shares of Class B Common Stock held by the Partnership. However, Mr. Miller's beneficial ownership in those shares is indirect, rather than direct.

     In September 1994, Mr. Miller transferred 3,500,000 shares of Class B Common Stock, which are convertible into 3,500,000 shares of Common Stock, to LMM, of which the Corporation is the sole general partner (with a 5% interest) and Mr. Miller, as a limited partner, had virtually the entire remaining pecuniary interest. In October 1994, Mr. Miller transferred his limited partnership interest in LMM to L.M. GRAT (a grantor retained annuity trust) (the "Trust"). On December 29, 1995, the Partnership transferred 2,000 shares of Class B Common Stock to Susan Miller, who gave these shares as gifts to relatives of Leonard Miller and Susan Miller. On September 13, 1996, the Partnership transferred 1,000,000 shares of Class B Common Stock, which are convertible into 1,000,000 shares of Common Stock, to Mr. Miller, who immediately transferred those shares to LMM. During the term of the Trust, Mr. Miller is to receive annually an amount equal to 39.244% of the fair market value of the Trust assets at the time of the Trust's creation out of the Trust's income, and to the extent income is insufficient, out of the Trust's principal. Although the

     Trust is irrevocable, Mr. Miller has the right to substitute other assets for the limited partnership interest in LMM as an asset of the Trust. The transfer of the limited partnership interest to the Trust did not, for purposes of the Securities Exchange Act of 1934, affect Mr. Miller's beneficial ownership of the shares of Class B Common Stock owned by LMM. Accordingly, Mr. Miller is the beneficial owner of the 4,500,000 shares of Class B Common Stock owned by LMM, as well as of the 5,444,130 shares of Class B Common Stock owned by LMM.

     b) The Partnership has the power to vote and dispose of the 5,444,130 shares of Class B Common Stock held by it.

     The Corporation, as general partner of the Partnership, has the power to vote the shares held by the Partnership and to cause the Partnership to dispose of those shares.

     Leonard Miller, as the sole shareholder and chief executive officer of the Corporation, which is the general partner of the Partnership, has the sole power to direct the vote and disposition of the 5,444,130 shares of Class B Common Stock held by the Partnership and of the 4,500,000 shares of Class B Common Stock held by LMM.

     The following is added at the end of Section c) of this Item:

     On September 13, 1996, the Partnership transferred 1,000,000 shares of Class B Common Stock, which are convertible into 1,000,000 shares of Common Stock, to Mr. Miller, who immediately transferred those shares to LMM.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The reference in this Item to "6,446,130 shares" is amended to refer to "5,444,130 shares."

CUSIP No.  525057104                                        PAGE 4 OF 5 PAGES





                             SIGNATURE

     After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this Amendment s true, complete and correct.



                                                  OCTOBER 9, 1996
                                   --------------------------------------------
                                                       (Date)



                                    /S/ LEONARD MILLER
                                   --------------------------------------------
                                   Leonard Miller,  President of LMM Family
                                   Corp., signing as the general partner of
                                   MFA Limited Partnership